Exhibit (a)(1)(vi)

NT ALPHA STRATEGIES FUND
50 South La Salle Street
Chicago, Illinois, 60603

November 4, 2013

[UNITHOLDER NAME/ADDRESS]

Dear [UNITHOLDER]:

We are writing to inform you that NT Alpha Strategies Fund (the “Fund”) has amended certain terms of the tender offer to repurchase common interests (“Common Units”) in the Fund that commenced on October 17, 2013 (the “Tender Offer”) pursuant to the Offer to Purchase, dated October 17, 2013 (the “Offer Document”).

The Fund has increased the amount of Common Units it is offering to repurchase in the Tender Offer.  As amended, the Fund will, on the terms and subject to the conditions of the Tender Offer, repurchase up to a number of Common Units having an aggregate NAV, as of the last calculation of NAV preceding the expiration of the Tender Offer, of $65,000,000.00 that are properly tendered by Unitholders and not withdrawn (in accordance with the terms set forth in the Offer Document) prior to the Expiration Date.  All other terms and conditions of the Tender Offer, as set forth in the Offer Document, remain unchanged.  The Tender Offer period will end at 5:00 p.m., Central Time, on November 15, 2013.

If you do not wish to sell your Common Units during this Tender Offer period, simply disregard this notice. No action is required if you do not wish to sell any portion of your Common Units at this time.

To understand the Tender Offer fully, and for a more complete discussion of the terms and conditions of the Tender Offer, we encourage you to read carefully the entire Offer Document and the related Letter of Transmittal.  Capitalized terms used but not defined herein have the meaning set forth in the Offer Document.  If you have any questions, please refer to the attached Offer Document, which contains additional important information about the Tender Offer, or call (800) 388-5610.

Sincerely,

Robert DiCarlo